
11/28/14



14041930

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED

NOV 2 6 2014

SEC FILE NUMBER

6982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/13___ AND ENDING ___09/30/14___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
                                       (No. and Street)

Fort Lauderdale   FL   33301
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilys Saul   (954) 760-2309
                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
                             (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive   Miami   Florida   33133
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Thomas A. Desmond_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TradeKing, LLC_____, as of _____September 30_____, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

_____
(Signature)

11/25/14

___Chief Financial Officer_____
(Title)

_____
(Notary Public)
Commission Exp 11/7/19

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TradeKing, LLC



Statement of Financial Condition

September 30, 2014

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TradeKing, LLC
Fort Lauderdale, Florida

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying statement of financial condition of TradeKing, LLC, as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement. TradeKing, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeKing, LLC as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Miami, Florida
November 24, 2014



TRADEKING, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$	5,945,215
RECEIVABLE FROM BROKERS		3,048,472
DEPOSIT AT CLEARING BROKER (NOTE 5)		1,800,000
RECEIVABLES FROM AFFILIATES (NOTE 2)		85,781
OTHER ASSETS		163,502
	$	11,042,970

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to broker	$	110,154
Accounts payable and accrued liabilities		1,817,203
Due to parent (Note 2)		1,718,870
Subordinated loans - parent (Note 3)		3,500,000
Total liabilities		7,146,227
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 7)		
MEMBER'S EQUITY		3,896,743
	$	11,042,970

See accompanying notes.

TRADEKING, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing, LLC, (the Company), a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company is a wholly-owned subsidiary of TradeKing Group, Inc., a Delaware Corporation (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectable and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at September 30, 2014.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before September 30, 2011.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2.   RELATED PARTY TRANSACTIONS

Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology from its Parent under the terms of an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff which directly benefit the Company. Such expenses are allocated back to the Company at cost. At September 30, 2014, management and administrative service fees of $1,718,870 were unpaid and are included in due to parent in the accompanying statement of financial condition. The Parent also charges an amount equivalent to $0.50 per trade for the use of Parent owned and developed technology assets. Amounts due to parent are unsecured, non-interest bearing and due on demand.

Receivables from affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. As of September 30, 2014 TradeKing Advisors, LLC (a registered investment advisor) was advanced $85,000 to fund test accounts and also owed the Company $1,858 for reimbursable expenses. TradeKing Forex, LLC (a registered forex broker) owed the Company $3,923 for reimbursable payroll costs. Each of the above companies are wholly owned subsidiaries of TradeKing Group, Inc., the Parent Company.

NOTE 3.   SUBORDINATED LOANS

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2015 and is unsecured.

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2015 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority (FINRA), and are subordinated to the claims of general creditors. These loans contain an extension of maturity date provision, whereby, without further action by either the Parent or the Company, the scheduled maturity date each year is automatically extended an additional year unless, on or before the day thirteen months preceding the maturity date then in effect, the Parent shall notify the Company in writing, that such maturity date shall not be extended.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2014, the Company's Net Capital was $6,339,749 which exceeded requirements by $6,089,749, and the ratio of Aggregate Indebtedness to Net Capital was 0.58 to 1.

NOTE 5. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

In November 2012, the Company entered into an agreement to transition its customer accounts to a new clearing firm. However, prior to the transitioning of the accounts, the new clearing firm informed the Company that they were exiting the clearing business. In April 2013, the Company and the new clearing firm entered into a Settlement Agreement and Release. Pursuant to the Agreement, beginning in April of 2013 the Company received a $200,000 a month reimbursement to offset a settlement expense charged by Apex until the earlier of (a) the Company's conversion to another clearing firm, (b) the Company entering into a new clearing agreement with its current clearing firm, or (c) September 15, 2015. In July of 2014, the Company entered into an agreement to terminate the Settlement and Release Agreement. The Company released the new clearing firm from its obligations under the Settlement Agreement for a cash payment of $1,200,000.

Effective July 1, 2014, the Company amended its clearing agreement with Apex. The agreement was extended to remain in effect until September 30, 2017. As part of the amended clearing agreement, the Company was required to increase its clearing deposit to $1,800,000.

NOTE 6. COMMITMENTS

The Company is obligated under various licensing, and consulting agreements expiring through 2015. The minimum annual payments under these agreements approximate $45,000 for 2015 and none thereafter.

NOTE 7.   CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.